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212-839-5673

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JPMARTIN@SIDLEY.COM

February 4, 2003

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Stop 3-2
450 Fifth Street
Washington, D.C. 20549

Re: Rule 12g3-2(b) Filing Requirements for
G.Acción, S.A. de C.V. (the "Issuer")
File No. 82-4590

Ladies and Gentlemen:

On behalf of the Issuer, enclosed please find copies of the following:

1. English and Spanish language Press Released, dated January 28, 2002 and January 23, 2002, respectively, reporting the purchase by G. Accion of three Mexican properties from Hines, a privately-owned international real estate firm.

This letter and the enclosed documents are being furnished in accordance with the requirements of Rule 12g3-2(b) of the Securities Exchange Act of 1934 (the "Act"), with the understanding that such information will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act. The submission of this letter is not to be deemed an admission by the Issuer that it is subject to the Act.

Please acknowledge receipt of this letter by stamping and returning the enclosed copy and return it to the messenger who is delivering the package.

dlw 2/10

Please do not hesitate to contact me with any further questions or comments you may have at (212) 839-5673.

Very truly yours,

Jon P. Martin

(Enclosure)

cc (w/o Enclosure): Jorge Girault Facha (G.Acción, S.A. de C.V.)
Michael Fitzgerald

For Immediate Release

G.ACCION

G. ACCION ACQUIRES FROM HINES TORRE DEL ANGEL OFFICE BUILDING, PARQUE INDUSTRIAL TECNOLOGICO IN GUADALAJARA AND INDUSTRIAL PORTFOLIO IN PARQUE INDUSTRIALQUERETARO

IR Contacts:

In Mexico
Jorge Girault Facha
jgf@accion.com.mx
Tel: (52) 55-5081-0825
Maria Fernanda Palomar
mpalomar@accion.com.mx
Tel: (52) 55-5081-0826

In New York
Blanca Hirani
bhirani@i-advize.com
Tel: (212) 406 - 3693

03 FEB 10 AM 7:21

Mexico City, January 23, 2003 – G.Accion S.A. de C.V. (BMV: GACCIONB), announced today that the company has acquired from Hines, the international real estate firm, Torre del Angel office building in Mexico City, Parque Industrial Tecnologico in Guadalajara and an industrial portfolio in Parque Industrial Queretaro.

G.Accion, Mexico's leading public real estate company that invests in, leases and manages industrial properties and corporate office buildings, announced the transaction with a total value over $100 million; additional terms where not disclosed.

The properties include:

1- Office building in Paseo de la Reforma #350, a 21-story, 336,000-square-foot (31,200-square-meter) office building located at on the famous Paseo de la Reforma across from the Angel of Independence in Mexico City. Hines acquired the property in 1997, and hired the American architectural firm of Robert A.M. Stern along with Mexican Architect Eduardo Terrazas to completely renovate the building known as Torre del Angel. The Company and The Peabody Group executed the transaction with the support of private investment. This building is occupied by tenants such as American Express, Hines Mexico and The Associated Press.

2- Industrial portfolio in Parque Industrial Queretaro, that consists in a portfolio of top quality industrial buildings situated within Parque Industrial Queretaro and is one of the first major U.S. quality industrial developments of its type in Mexico. This portfolio of Class A industrial warehouses and production facilities includes 9 buildings comprising almost 1,000,000 square feet within the Park. The industrial portfolio boasts a quality list of international tenants including Samsung, Magna, Norgren/IMI plc and other Fortune 500 companies. The sale does not include the surrounding Parque Industrial Queretaro. This acquisition was completed through G.Accion's existing Joint Venture with the Peabody Group. In addition, G.Accion, Peabody and Hines have reached an agreement to purchase future built-to-suit developments in Parque Industrial Queretaro.

3- Industrial park located in Jalisco, built on 25 acres (10.5 hectares) of prime industrial land in Guadalajara. The park includes more than 700,000 square feet of Class A warehouse, manufacturing and distribution space housed in four buildings. The Park is located on Avenue Iteso, in the fast-growing, southwest corridor of the city. Parque Industrial Tecnologico provides high-quality, cost-effective facilities for industrial users. This acquisition

was complĕted with AMB Property Corporation.

Out of these three transactions, only the Queretaro industrial buildings will be consolidated into G.Accion's results, due to the structure of the acquisition.

Luis Gutiérrez, G.Accion's CEO stated, "We at G.Accion are excited to be part of one of the largest real estate transactions in Mexico. This transaction not only brings value to our company and shareholders, but also emphasizes our leadership in the Mexican real estate sector."

"Both as the major shareholder of G.Accion, as well as through its industrial JV partnership with them, The Peabody Group continues to support G.Accion's successful acquisition program in Mexico," said Ricardo Zuñiga, Director General for Peabody in Mexico. "This particular acquisition tops off a very successful 3+ year industrial acquisition program leading to the buildup of what we truly believe is the best industrial portfolio in the country."

"The timing was right to make this strategic sale to provide a very satisfactory conclusion to a four year capital investment for our fund investors," said Lyman Daniels, Director General for Hines Mexico. "Hines will remain very active in the Mexico market and is currently pursuing additional development activities."

According to Hines Senior Vice President Mark Cover, "this sale gives the firm a platform from which to pursue new business. Hines has set new standards in the development, management and disposition of these quality real estate assets. The firm is currently evaluating retail and residential development opportunities in Mexico."

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About the Companies

G.Accion is Mexico's leading public real estate company with an extensive portfolio of corporate offices and industrial properties, leased under dollar-denominated contracts, specializing in the allocation of institutional investments in the Mexican real estate market. The Company's vision is to be a provider of real estate solutions in Mexico through the establishment of sale-and-lease-back and build-to-suit transactions with multinational companies looking to benefit from Mexico's real estate sector activity.

The Peabody Group is an opportunity fund co-sponsored by the O'Connor Group and J.P. Morgan Chase, which invests in real estate globally. It has been active in Mexico since 1999 were it now has commitments close to $100 million and is actively looking for additional opportunities.

Hines is a privately owned real estate firm involved in developing, acquiring, leasing and managing real estate, as well as providing extensive global investment management and advisory services. The Hines portfolio of projects completed and underway includes 700 properties representing 223 million square feet of office, mixed-use, industrial, hotel, sports facilities and residential properties, as well as large, master-planned communities and land developments. With offices in 74 U.S. cities and 11 foreign countries, and controlled assets valued in excess of $13 billion, Hines is one of the largest real estate organizations in the world. Access www.hines.com for more information.

Para Distribución Inmediata

G.ACCION

G. ACCION ADQUIERE DE HINES EL EDIFICIO DE OFICINAS TORRE DEL ANGEL, PARQUE INDUSTRIAL EN GUADALAJARA Y PORTAFOLIO INDUSTRIAL EN QUERETARO

México D.F., de enero 23 de 2003 – G.Acción S.A. de C.V. (BMV: GACCIONB), anunció hoy la adquisición del edificio Torre Ángel en la Ciudad de México, Parque Industrial Tecnológico en Guadalajara y un portafolio de propiedades industriales localizado en Parque Industrial Querétaro de la firma Hines.

G. Acción, empresa Mexicana líder que invierte, arrienda y maneja propiedades industriales y espacios de oficinas, anunció la operación inmobiliaria por un monto superior a los $100 millones de dólares; sin dar a conocer información adicional.

Las propiedades incluyen:

1- El edificio de oficinas ubicado en Paseo de la Reforma #350, conocido como Torre del Ángel, consta de 21 pisos con un área de 31,200 m2, esta ubicado en el famoso Paseo de la Reforma frente al Angel de la Independencia. Hines adquirió esta propiedad en 1997 y contrató al arquitecto Norteamericano Robert A.M. Stern, junto con otros arquitectos Mexicanos como Eduardo Terrazas, para la renovación del mismo. G. Acción y The Peabody Group ejecutaron esta operación la cual fue posible con el apoyo de fondos privados de inversión. Los usuarios de este edificio incluyen American Express, Hines México y The Associated Press.

2- El portafolio industrial en Parque Industrial Querétaro, consiste en un grupo de propiedades industriales de alta calidad ubicados dentro del Parque y es uno de los desarrollos industriales de más alta calidad de México. Este portafolio, que consiste en bodegas industriales y plantas de producción de primera clase, incluye 9 edificios con un área total de aproximadamente 93,000 m2. Estos edificios cuentan con usuarios como Samsung, Magna, Norgrem IMI plc y otras empresas dentro de las *Fortune 500*. La venta no incluye las áreas adyacentes al Parque Industrial. Esta adquisición se llevó a acabo conjuntamente con Peabody Group, bajo el acuerdo estratégico de asociación. Adicionalmente, G.Acción y The Peabody Group han llegado a un acuerdo para adquirir las propiedades industriales desarrolladas por Hines bajo el esquema de construcción bajo pedido en el Parque Industrial Querétaro.

3 El parque industrial ubicado en Guadalajara, Jalisco, construido en un terreno de 10.5 hectáreas de alta calidad. Este parque incluye mas de 65,000 m2, en 4 edificios, de espacio de almacenaje, manufactura y distribución de primera clase. El parque esta ubicado en la Avenida Iteso, conocida como el corredor sur de la ciudad el cual es una de las áreas de mas alto crecimiento. El Parque Industrial

Contactos de RI:

En México
Jorge Girault Facha
jgf@accion.com.mx
Tel: (52) 55-5081-0825
Maria Fernanda Palomar
mpalomar@accion.com.mx
Tel: (52) 55-5081-0826

En Nueva York
Blanca Hirani
bhirani@i-advize.com
Tel: (212) 406 - 3693

Tecnológico brinda espacios de alta calidad a bajos costos para usuarios industriales. Esta adquisición se hará conjuntamente con AMB Property Corporation.

Debido a la estructura de estas adquisiciones, G.Acción solo consolidará en sus números la relacionada a los inmuebles industriales de Querétaro.

Luis Gutiérrez, Presidente Ejecutivo de G.Acción afirmó, "En G.Acción estamos orgullosos de formar parte de una de las transacciones inmobiliarias mas grandes de este sector en México. Esta operación no solo suma valor a nuestra empresa y a nuestros accionistas, sino que también enfatiza nuestro liderazgo."

"The Peabody Group, tanto en su calidad del accionista mas grande de G. Acción, como en su carácter de socio en la iniciativa industrial que mantiene con G. Acción para la compra de activos industriales en México, continua apoyando el exitoso programa de adquisiciones de G.Acción," dijo Ricardo Zúñiga, Director General de Peabody en México, "Esta adquisición en particular complementa un exitoso programa de mas de 3 anos en los cuales junto con G.Acción hemos podido crear lo que creemos es el mejor portafolio industrial de México."

"El momento fue el apropiado para hacer esta venta estratégica y concluir satisfactoriamente una inversión de capital de cuatro años de nuestros fondos inversionistas," añadió Lyman Daniels, Director General de Hines de México. "Hines permanecerá muy activo en el mercado Mexicano y esta ya explorando desarrollos adicionales."

De acuerdo a Mark Cover, Vicepresidente Ejecutivo de Hines, "Esta venta le da a la empresa una plataforma para desarrollar nuevos negocios. Hines ha establecido nuevos estándares en cuanto al desarrollo, manejo y venta de activos inmobiliarios. La empresa esta evaluando en la actualidad oportunidades inmobiliarias residenciales y comerciales en México."

****

Sobre la Compañía

G. Acción es la empresa pública inmobiliaria líder en México, con un gran portafolio de propiedades corporativas e industriales, rentado bajo contratos denominados en dólares especializada en canalizar inversiones institucionales en el sector inmobiliario mexicano. La visión de la Compañía es la de proveer soluciones inmobiliarias en México, mediante el establecimiento de contratos sale-and-leaseback y desarrollo bajo pedido con empresas multinacionales que buscan beneficiarse del mercado inmobiliario en México.

Sobre Peabody

The Peabody Group es un fondo de oportunidad patrocinado por the O'Connor Group y J.P. Morgan Chase, que invierte en el sector inmobiliario de manera global. Ha estado activo en México desde 1999, y ha alcanzado un nivel de inversión cercano a los $100 millones de dólares y esta buscando de manera activa seguir realizando inversiones en este sector.

Sobre Hines

Hines es una empresa inmobiliaria privada que desarrolla, adquiere, renta y administra propiedades. Asimismo, la empresa brinda servicios de administración de inversión global y asesoría. El portafolio de Hines, que incluye propiedades bajo construcción y terminadas, cuenta con 700 propiedades con un total de 21 millones de metros cuadrados en espacios de usos mixtos, industriales, hoteles, centros deportivos, propiedades residenciales y otras urbanizaciones y terrenos a desarrollar. La empresa cuenta con 74 oficinas ubicadas en los Estados Unidos y 11 en otros países. El valor de los activos manejados por la empresa excede los $13 billones de dólares, haciendo de Hines una de las organizaciones inmobiliarias mas grandes del mundo. Para mayor información visite www.hines.com.